September 29, 2006

T.F. Dowd, Esq.
Senior Vice President, Secretary and General Counsel
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

> **Re: Graybar Electric Company, Inc.**
> **and D.E. Desousa, L.R. Giglio, T.S. Gurganous, R.D. Offenbacher and**
> **R. A. Reynolds, Jr., Voting Trustees under the Voting Trust**
> **Agreement Dated as of April 1, 1997, relating to Common Stock**
> **Issued by Graybar Electric Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2006**
> **File No. 333-137249**

Dear Mr. Dowd:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page 24

1.   We note your registration statement incorporates by reference documents available on your company's web site www.graybar.com pursuant to general instruction VII of Form S-1. On this web site you do not directly hyperlink to the SEC filings of each the registrants as required by general instruction VII F;, rather you link to a list of three entities. A company should hyperlink directly to its reports (or to a list of its reports) rather than just to the home page or general search page of the third-party service. See Acceleration of Periodic Report Filing Dates and Disclosure Concerning Web Site Access to Reports, Release No. 33-8128 (Sept. 5, 2002) at part II.D.3 as cited in footnote 545 of release 33-8591 (July 19, 2002) available on our website www.sec.gov. Please revise accordingly.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jay Mumford at (202) 824-5348 or me at (202) 942-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: John H. Denne, Esq.